

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 31, 2008

By U.S. Mail and facsimile

Trevor Blank
President and Chief Executive Officer
Skyhigh Resources, Inc.
c/o Delaware Business Incorporators Inc
Capital Office Center
3422 Old Capital Trail, Suite 700
Wilmington, DE 19808-6192

     Re: Skyhigh Resources, Inc.
            Registration Statement on Form S-1
            File No. 333-153863
            Filed October 6, 2008

Dear Mr. Blank:

We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your document in response to the comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that throughout the filing, you refer to your president alternatively as Trevor Blank and Trevor Blanks. Please amend the Form S-1 to uniformly indicate the name of your president. In particular, address this discrepancy on the signature page.

Prospectus Cover Page

2. We note that the offering is being made on a "self-underwritten, best effort, all-or-none basis" and that the termination of the offering occurs when all of the 1,000,000 shares of common stock have been sold. Further, you state throughout the filing that the "funds received will be returned to the subscriber" if not all of the 1,000,000 shares are sold. Disclose a date by which the offering will terminate if not all shares have been sold.

Disclosure Regarding Forward-Looking Statements

3. You are not currently subject to the reporting requirements of Exchange Act Sections 13(a) or 15(d). Therefore, the safe harbor the Private Securities Litigation Reform Act of 1995 provides does not apply. If you retain this section, please revise it to eliminate (1) references to Section 27A of the Securities Act of 1933; (2) references to Section 21E of the Securities Exchange Act of 1934; and (3) any suggestion that the statements to which you refer are "forward looking statements" within the meaning of federal securities law.

Our Directors and Executive Officers

4. Expand the sketch for Mr. Blank to identify the entities with which he was employed and to specify with precision his business experience for the last five years, leaving no gaps as to time.

Financial Statements

5. We note that your financial statements are as of March 31, 2008. Please provide financial statements as of a date that will be within 135 days of this registration statement's date of effectiveness.

Exhibit 3.2 – By-laws of Skyhigh Resources Inc

6. We note that your by-laws were filed in an incomplete form. For example, we note the blank for the number of directors in Article III, Section 1(a). Please file a complete and accurate version of your by-laws.

Closing Comments

Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Douglas Brown at (202) 551-3265 or, in his absence, Timothy Levenberg at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: D. Brown
         Aaron McGeary (817) 282-5886